SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Cinedigm Corp.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

172406100

(CUSIP Number)

Zvi Rhine

Sabra Capital Partners, LLC

2301 E. Ontario Street, Suite 2301

Chicago, Illinois 60611

(847) 414-4371

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Not applicable

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172406100	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Sabra Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,122,500 (including warrants to acquire 52,500 shares)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,122,500 (including warrants to acquire 52,500 shares)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,122,500 (including warrants to acquire 52,500 shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 172406100	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Sabra Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 74,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 74,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 74,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 172406100	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Mr. Zvi Rhine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,350 (including warrants to acquire 26,250 shares)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,350 (including warrants to acquire 26,250 shares)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 500,350 (including warrants to acquire 26,250 shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 172406100	13D	Page 5 of 8 Pages

Item 1. Security and Issuer.

This Statement relates to the Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Cinedigm Corp., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 902 Broadway, 9th Floor, New York, New York 10010.

Item 2. Identity and Background.

This Statement is filed by (i) Sabra Investments, LP (the “Fund”), a Delaware limited partnership, with respect to the Common Stock and warrants to acquire Common Stock directly held by it, (ii) Sabra Capital Partners, LLC (the “General Partner”), an Illinois limited liability company, with respect to the Common Stock directly held by it and as the general partner of the Fund, and (iii) Mr. Zvi Rhine, an individual, with respect to the Common Stock and warrants to acquire Common Stock directly held by him and as the Principal of the Fund and the General Partner.

Each of the Fund, the General Partner and Mr. Rhine is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group” for any purpose.

The principal business of the Fund is serving as a private investment fund. The principal business of the General Partner is to provide investment advisory and management services to private investment funds, including the Fund. The principal occupation of Mr. Rhine is serving as an investment manager and advisor. Mr. Rhine is a U.S. citizen. The business address of each of the Fund, the General Partner and Mr. Rhine is 2301 E. Ontario Street, Suite 2301 Chicago, Illinois 60611.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as held by the Reporting Persons in this Statement, including brokerage commissions, but not including the warrants reported as being held by the Reporting Persons, was approximately $2,519,799.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons purchased the Common Stock based on the Reporting Persons’ belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. Depending on overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Stock at prices that would make the purchase or sale of the Common Stock desirable, the Reporting Persons may increase or decrease their positions in the Common Stock through, among other things, the purchase or sale of Common Stock through the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP No. 172406100	13D	Page 6 of 8 Pages

The Reporting Persons intend to review their investment in the Common Stock on a continuing basis.  Depending on various factors including, without limitation, the Company’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, continuing to engage in communications with the Company’s management and Board, making recommendations or proposals to the Company concerning changes to the capitalization, corporate structure, ownership structure, board structure (including board composition) or operations of the Company, purchasing additional Common Stock, selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock, or changing their intention with respect to any or all of the matters referenced herein.

None of the Reporting Persons currently has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

On May 12, 2015, the General Partner sent a letter to the Company’s Chairman and Chief Executive Officer regarding the Company’s performance during recent years and proposed changes to the composition of the Company’s board of directors. A copy of the letter is filed as Exhibit 99.1 to this Statement and is hereby incorporated herein by reference.

Mr. Rhine met with representatives of the Company on May 13, 2015. Based on this meeting, the Reporting Persons are increasingly concerned that the Company’s Board does not plan to include meaningful shareholder representation on the Board or provide shareholders with meaningful input into any new candidates appointed to the Board. The Reporting Persons believe strongly that the Company’s Board is in dire need of shareholder representation to hold the Company’s management team accountable for its performance and corporate actions.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,696,850 shares of Common Stock, including warrants to acquire 78,750 shares of Common Stock, which in the aggregate represents approximately 2.2% of the Company’s outstanding Common Stock.

Each of the Fund, the General Partner and Mr. Rhine directly holds the number and percentage of shares of Common Stock disclosed in the applicable table set forth on the cover page to this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 76,953,223 shares of Common Stock reported by the Company as outstanding as of February 10, 2015, in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended December 31, 2014.

The General Partner, as the general partner of the Fund, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by the Fund in this Statement. As the Principal of the Fund and the General Partner, Mr. Rhine may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by the Fund and the General Partner in this Statement. Each of the General Partner and Mr. Rhine expressly disclaim such beneficial ownership by them.

CUSIP No. 172406100	13D	Page 7 of 8 Pages

The Fund holds a 9% Subordinated Note due October 21, 2018 issued by the Company on October 21, 2013 in the principal amount of $200,000. Mr. Rhine holds a 9% Subordinated Note due October 21, 2018 issued by the Company on October 21, 2013 in the principal amount of $100,000. These Notes were issued to the Fund and Mr. Rhine pursuant to a Securities Purchase Agreement, dated October 21, 2013, by and among the Company, the Fund, Mr. Rhine and the other investors party thereto. In connection with the Note issuance, the Company issued a Warrant, dated October 21, 2013, to the General Partner to purchase 52,500 shares of Common Stock at a price of $1.85 per share and a Warrant, dated October 21, 2013, to Mr. Rhine to purchase 26,250 shares of Common Stock at a price of $1.85 per share. These Warrants expire on October 21, 2018. The Company filed copies of the forms of these agreements and instruments as exhibits to a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 23, 2013.

(b) The Fund beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as held by the Fund in the applicable table set forth on the cover page to this Statement. The General Partner beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as held by the General Partner in the applicable table set forth on the cover page to this Statement. The General Partner, as the general partner of the Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund. Mr. Rhine beneficially owns, and has the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as held by him in the applicable table set forth on the cover page to this Statement. Mr. Rhine, as the Principal of the Fund and the General Partner, may also be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund and the General Partner.

(c) The transactions effected by each of the Reporting Persons in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 7. Material to be Filed as Exhibits.

99.1	Letter dated May 12, 2015 from Sabra Capital Partners, LLC to the Chairman and Chief Executive Officer of Cinedigm Corp.

CUSIP No. 172406100	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: May 19, 2015

SABRA INVESTMENTS, LP
by Sabra Capital Partners, LLC, its general partner

/s/ Zvi Rhine
Zvi Rhine
Principal

SABRA CAPITAL PARTNERS, LLC

/s/ Zvi Rhine
Zvi Rhine
Principal

/s/ Zvi Rhine
Zvi Rhine

Schedule A

Transactions by each of the Reporting Persons

in the Common Stock in the past 60 days:

Sabra Investments, LP:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
04/08/2015	50,000	1.45
04/10/2015	25,000	1.34
04/13/2015	10,000	1.28
04/14/2015	10,000	1.26
04/16/2015	7,500	1.22
05/01/2015	6,079	0.87
05/04/2015	36,421	0.93
05/05/2015	20,000	0.88

Mr. Zvi Rhine:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
04/10/2015	57,433	1.34
04/13/2015	69,500	1.29